

August 5, 2010

Steven K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

> **Re:** **Wave Systems Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 000-24752**

Dear Mr. Sprague:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note from your definitive proxy statement on Schedule 14A filed on April 30, 2010, portions of which are incorporated by reference into Part III of your Form 10-K, that the company's 2010 annual meeting was scheduled to be held on June 21, 2010. However, the company has not filed a current report pursuant to Item 5.07 of Form 8-K to provide the disclosure required by the referenced Item with respect to the submission of matters to a shareholder vote at the annual meeting. Please advise.

2.   We again refer to your definitive proxy statement on Schedule 14A. We are unable to locate in the filing a discussion of the consideration given to diversity when identifying director nominees, as called for by Item 7.d of Schedule 14A and Item 407(c)(2)(vi) of Regulation S-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

3.   We note that your discussion of cash used in operations and adjustments to reconcile net loss to cash used in operating activities. Your discussion does not appear to contribute substantively to an understanding of your historical sources and uses of cash associated with the changes in asset and liability accounts. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 46

4.   Your disclosure indicates that your CEO and CFO concluded that your disclosure controls and procedures were effective as of December 31, 2009, at a "reasonable assurance" level. In future reports, please expand your disclosure to provide context for the reference to the level of assurance contained in your management's effectiveness conclusion. For example, you may wish to indicate, among other things, that disclosure controls and procedures, regardless of how well-conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives. In the alternative, please omit from future filings the reference to the level of effectiveness of your disclosure controls and procedures in management's conclusion, as we note you have done in your Form 10-Q for the quarterly period ended March 31, 2010. Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Signatures, page 57

5.   The report must be signed by your controller or principal accounting officer. Refer to general instruction D(2) of Form 10-K. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. We presume that Gerard T. Feeney, your chief financial officer, also serves as your principal accounting officer. If this is the case, please confirm in your response letter and indicate each capacity in which he signs the report in future filings. Otherwise, please file an amendment to include the signature of your controller or principal accounting officer.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note (17) Selected Quarterly Financial Data, page F-42</u>

6.   Tell us what consideration you gave to the disclosure requirements of Item 302(a)(1) of Regulation S-K. Your disclosure should include gross profit (or cost of sales).

<u>Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed on April 30, 2010)</u>

<u>General</u>

7.   We note that you have provided executive compensation disclosure pursuant to Item 402 of Regulation S-K for only your CEO and CFO. Please tell us how you determined that you have only two named executive officers, as that term is defined in Item 402(m)(2). In your response, please specifically address whether any officer not named in the summary compensation table is a vice president in charge of a principal business unit, division or function (such as sales, administration or finance) or is an officer or other person who performs a policy-making function. See Rule 3b-7 to the Securities Exchange Act of 1934. We note in this regard that your website (available at http://www.wave.com/about/) identifies several individuals who serve as executive or senior vice presidents of the company.

<u>Summary Compensation Table, page 16</u>

8.   Note 1 to the summary compensation table indicates that the table presents the amount of the total fair value of option awards granted that is recognized by the company for financial statement reporting purposes for fiscal years 2007 through 2009. However, Item 402(n)(v) and (vi) of Regulation S-K now require the summary compensation table to present the grant date fair value of stock awards and option awards computed in accordance with FASB ASC Topic 718, rather than the dollar amount recognized for financial statement purposes for the applicable fiscal years. Refer to Proxy Disclosure Enhancements, SEC Release No. 34-61175 (December 16, 2009, effective February 28, 2010). This comment applies also to the presentation of equity awards in the director compensation table on page 19. See Item 402(r)(iii) and (iv) of Regulation S-K. Please revise or advise as appropriate.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

9.   Tell us what consideration you gave to including the entire definition of disclosure controls and procedures, consistent with your response to prior comment 5 in your letter dated June 15, 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483, Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 or me at (202) 551-3488 with any other questions.

                                                Sincerely,

                                                Stephen Krikorian
                                                Accounting Branch Chief